November 6, 2019

Barry E. Silbert
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
250 Park Avenue South
New York, New York 10003

       Re: Grayscale Bitcoin Trust (BTC)
           Amendment Number 4 to
           Draft Registration Statement on Form 10-12G
           Filed September 19, 2019
           CIK No. 0001588489

Dear Mr. Silbert:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No.4 to Draft Registration Statement on Form 10-12G filed September 19, 2019

The Custodian
The Custodian Role, page 72

1. We note your disclosure on pages 72 and 97 that the Bitcoin Account is a "segregated on-
      blockchain custody account." Please revise to clarify, consistent with your disclosure elsewhere, that the private keys, which allow for the transfer of ownership or control of the bitcoins, are held off-blockchain by the Custodian.
 Barry E. Silbert
FirstNameBitcoin Trust (BTC)Silbert
Grayscale LastNameBarry E.
Comapany 6, 2019
November NameGrayscale Bitcoin Trust (BTC)
Page 2
November 6, 2019 Page 2
FirstName LastName
Description of the Custodian Agreement
Location of Bitcoins; Account, page 96

2. We note your disclosure here and elsewhere that the Trust's Bitcoin "exist and are stored on the Bitcoin Blockchain." Please revise to eliminate references to storing bitcoin on the blockchain and to clarify that the private keys, which allow for the transfer of ownership or control of the bitcoins, are held off-blockchain by the Custodian. Insurance, page 97

3. We note your disclosure here and on page 25 describing the insurance coverage that you have through your parent. Please revise to describe this coverage in greater detail and how it may cover the operations of the of the trust, including its holdings. For example, the disclosure indicates that it covers theft of funds but it is not clear whether such coverage would include theft of assets such as your Bitcoin holdings. Standard of Care; Limitations of Liability, page 99

4. We note Section 7.4 of the Trust Company Custodial Services Agreement filed as exhibit
         10.1 discusses limitations on liability for cold storage addresses holding an excess of $100 million. Please revise this section to discuss this limitation and how you monitor the value of digital assets deposited in cold storage addresses for whether the threshold has been met.
Glossary of Defined Terms, page 110

5.       Please update your definition of Bitcoin Account.
Principal Market and Fair Value Determination, page F-22

6. Please revise your disclosure to clarify that the Trust, through the Authorized
         Participant transacts in several types of markets, including dealer, broker, principal to principal and exchange markets, and that an exchange has been selected as the principal market.
 Barry E. Silbert
FirstNameBitcoin Trust (BTC)Silbert
Grayscale LastNameBarry E.
Comapany 6, 2019
November NameGrayscale Bitcoin Trust (BTC)
Page 3
November 6, 2019 Page 3
FirstName LastName
Note 2. Summary of Significant Accounting Policies
Incidental Rights and IR Virtual Currency, page F-23

7. We continue to evaluate your response to our prior comment 2. We understand that your tax status as a grantor trust is dependent on the trust holding a single asset at the time of share creations. We further understand that any digital assets received via forks and airdrops that have not been distributed to share holders do not currently hold significant value. Please confirm that our understanding is correct and also address the following:

              Clarify for us whether it is your position that issuing a prospective abandonment notice for digital assets received via forks or airdrops is sufficient to protect your tax status as a grantor trust.

              Confirm that your historical financial statements would not be materially different if in fact you did not meet the derecognition requirements of US
GAAP.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Mcphee at (202) 551-3693 or Robert Telewicz at
(202) 551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Sonia Barros at (202) 551-3655 with any other questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Real Estate & Construction
cc:      Joe Hall